Exhibit 99.1

August 31, 2004	Mayer, Brown, Rowe & Maw LLP
190 South La Salle Street
CIBC World Markets Corp.	Chicago, Illinois 60603-3441
425 Lexington Avenue
New York, New York 10017	Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Re:                               Canadian Imperial Bank of Commerce Issuance of an Aggregate of $4,000,000 Principal Amount of Index-Linked Notes (Linked to the Dow Jones Industrial AverageSM) Due August 31, 2011

Ladies and Gentlemen:

We have acted as special U.S. counsel to Canadian Imperial Bank of Commerce, a financial institution governed by the Bank Act (Canada) (the “Bank”), in connection with the issuance by the Bank of $4,000,000 in aggregate principal amount of the Bank’s Index-Linked Notes (Linked to the Dow Jones Industrial AverageSM) Due August 31, 2011 as described in the Terms Supplement No. 9, dated August 26, 2004 (the “Terms Supplement”) to the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003 (collectively, the “Prospectus”).  This opinion is being delivered pursuant to Section 4(b)(iv) of the Distribution Agreement by and among the Bank and CIBC World Markets Corp., dated May 28, 2003, (the “Agreement”).

In preparing our opinion, we have reviewed the Prospectus, the Terms Supplement, the Agreement, and such other documents as we believed necessary for purposes of delivering this opinion.  Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (the “Regulations”), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, possibly with retroactive effect.

Subject to the foregoing, it is our opinion that the statements set forth under the caption “Supplemental U.S. Federal Income Tax Considerations” in the Terms Supplement (the “Discussion”), insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein.

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences.  The Discussion does not cover the tax consequences applicable to all categories of investors, some of which (such as persons subject to the alternative minimum tax, expatriates, financial institutions, individual

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retirement or other tax-deferred accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, tax-exempt organizations, persons that hold notes as a hedge, a position in a “straddle” or as part of a “conversion” transaction for tax purposes, or persons whose functional currency is not the U.S. dollar) may be subject to special rules.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Notes as included in the Prospectus, Terms Supplement or Agreement change, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus, Terms Supplement or Agreement.

Our opinion represents only our legal judgment based on current law and the facts as described above.  Our opinion has no binding effect on the Internal Revenue Service or the courts.  The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

This opinion is furnished by us as tax counsel to the Bank to you and is solely for your benefit.  This opinion may not be relied upon by any other person without our prior written consent.

Sincerely,

/s/ Mayer, Brown, Rowe & Maw LLP